Exhibit 77D - DWS Variable Series II

On November 17, 2007, the Board approved the following changes to the portfolios' investment strategies:

Conservative Allocation VIP, Growth
Allocation VIP, Moderate Allocation VIP:
to invest in ETFs as well as non-VIP or
retail DWS Funds.

DWS Strategic Income VIP: The Board
approved the ability for Strategic Income
VIP to invest in DWS Floating Rate Plus
Fund. The Portfolio would invest 0-5% of its assets in DWS Floating Rate Plus Fund in order to provide more diversified exposure to the loan asset class than direct investments in senior loans.


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